Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

July 28, 2011

The following is the transcript of a speech made by Reto Francioni, Chief Executive Officer of Deutsche Börse, to employees of Deutsche Börse on July 18, 2011.

Dear Employees,

As you may have heard, we have reached a key milestone on the way to the merger of Deutsche Börse and NYSE Euronext.

First of all, the shareholders of Deutsche Börse AG voted 82.4 percent in favor of the merger and have tendered their shares. This is great news and a historic day for our company!

The shareholders of NYSE Euronext have voted more than 65 percent in favor a week before.

This brings us far closer to our goal of creating the premier global exchange group together with our American partners. I would like to take this opportunity to sincerely thank you, the workforce, once again for your dedicated hard work.

My thanks likewise go to the members of our project team for their tireless commitment. All others I would like to thank for continuing with their excellent work in the operating business. I have been fortunate to receive many helpful ideas and suggestions, both in personal discussions and in writing. And, last but not least, my special thanks go to our partners at NYSE Euronext for cooperating so well with us, as well as for the tremendous trust and confidence they have shown in the past few months.

So have we reached our goal?

We’ve made a major step forward! The capital markets - the shareholders - on both sides of the Atlantic have given their vote, and it couldn’t have been more clear! We have a clear mandate now and we know exactly what the expectations are. And we as a team will fulfill them, I’m absolutely sure about that!

Of course, there is still a fair stretch to go. The next major milestone is marked by the upcoming discussions with regulators. The European Union’s merger review is currently expected to last until year-end. Also the State of Hesse Ministry of Economics still has to authorize the transaction. Finally, approval is also pending from the US Securities and Exchange Commission (SEC).

At least of equal interest to you is another key marker: the future name of today’s Alpha Beta Holding. On this point, too, a decision is still pending. We have narrowed down the choice of names to a small number of alternatives. The final decision will be made in a few months.

Let us take a step back: When NYSE Euronext’s Chief Executive Duncan Niederauer and I presented the planned merger to the public on February 15, we spoke of a historic transaction offering great advantages to both sides. We also said it was to the benefit of the Frankfurt and New York financial centers.

In the months that followed, we saw our arguments fall on fruitful soil. We met with a wave of approval, from you, the employees, investors, media and policymakers alike.

The ideal strategic fit in the combination and the trusting working relationship with our partners also gave us support when it came to repelling an attempt to obstruct the merger. Both companies’ investors have now confirmed to us that they likewise see the advantages we stated. So it is no exaggeration to say the logic of the partnership is bearing fruit and the power of a strong argument is winning the day.

With that in mind, allow me to spell out the strategic logic once again: Together with our partner NYSE Euronext, we are creating:

o       A world market leader in derivatives and risk management

o       The world’s largest and best known cash equities market

o       The leading provider of market data and technology services

o       And the global pioneer in post-trade infrastructure and settlement

This delivers benefits for all sides:

Especially you, our employees, will gain enhanced career opportunities at all locations of the new stock exchange group. You will all have a great chance in the future to be part of the radical transformation of an entire industry. Customers, intermediaries and issuers gain, among other things, deeper, more liquid and more transparent markets and improved global connectivity. Shareholders benefit from scale economies and a diversified platform with many services. Even stronger emphasis than ever before will be placed on attractive, fast-growth businesses like derivatives trading. And thanks to the considerable synergies, the new company will deliver superior added value, especially on the basis of operating costs.

So what happens next? While we are all hopeful that the various regulators will approve the merger, for the time being at least we must live with a period of uncertainty. That means we are still unable to say anything about the long-term lineup. I trust you will appreciate if, for this reason, we are unable to answer one or another question of personal importance to you.

Yet the short-term situation in no way detracts from the outstanding prospects for the future we have carved out in the last few months. I am proud of this accomplishment, which shows once again the huge potential there is within this company. And we are only just getting started. Together with NYSE Euronext, we can create a global stock exchange organization with great growth potential for all concerned.

Let’s continue working toward our shared goal with the same dedication as ever in the months ahead.

Thank you and have a good time!

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.